Mail Stop 4561

November 19, 2009

John F. McGrath, Jr.
Vice President and Chief Financial Officer
Network Equipment Technologies, Inc.
6900 Paseo Padre Parkway
Fremont, CA 94555

   Re: **Network Equipment Technologies, Inc.**
     Form 10-K for the Fiscal Year Ended March 27, 2009
     Filed May 22, 2009
     File No. 001-10255

Dear Mr. McGrath:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

        Sincerely,

        Kathleen Collins
        Accounting Branch Chief